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Exhibit (a)(1)(G)

LETTER FROM TRIBUNE COMPANY TO PARTICIPANTS
IN THE TRIBUNE COMPANY EMPLOYEE STOCK PURCHASE PLAN

April 25, 2007

Dear Stock Purchase Plan Participant:

        On April 25, 2007, Tribune Company (the "Company") commenced an offer to purchase for cash up to 126,000,000 shares of the common stock of the Company. Copies of the relevant documents making the Company's offer (which together constitute the "Tender Offer") are enclosed with this letter. You are encouraged to examine the Tender Offer carefully.

        As a participant in the Company's Tribune Company Employee Stock Purchase Plan (the "Stock Purchase Plan"), you have the right to instruct Computershare Trust Company of Colorado, the Plan Administrator of the Stock Purchase Plan, whether or not to tender any shares allocated to your Stock Purchase Plan account. If, after reading the enclosed materials, you want to offer to tender your shares, you must follow the instructions contained in the enclosed Response Procedures, fill out and sign the election form enclosed, and mail the form in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form to Computershare Trust Company, N.A., Att: Corporate Actions, PO Box 859208, Braintree, MA 02185-9208. The Company's Board of Directors has approved the Tender Offer, and recommends that you tender your shares into the Tender Offer. In making your decision as to whether to tender, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Tender Offer. See the sections entitled "Special Factors—Background of the Transactions," "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board," "Special Factors—Certain Effects of the Transactions" of the Offer to Purchase. If you do elect to tender shares, a check for any proceeds received in respect to such shares will be mailed to you at the address of record on file for the Stock Purchase Plan. The enclosed Letter of Transmittal has been included for your information only and cannot be used to instruct the Plan Administrator of the Stock Purchase Plan as to whether to tender shares held under the Stock Purchase Plan. Please be advised that the Stock Purchase Plan is a qualified plan under section 423(b) of the Internal Revenue Code. Elections to tender shares from the Stock Purchase Plan that have not been held for the time period specified in the Code will be considered disqualified dispositions for tax purposes.

        If, in addition to being a participant in the Stock Purchase Plan, you are also a direct shareowner of the Company, you will receive under separate cover another copy (or copies) of the Tender Offer documents which can be used to tender your directly owned shares if you choose to do so.

        If valid instructions to tender shares are not received by 5:00 p.m., New York City time, on May 22, 2007, the shares allocated to your Stock Purchase Plan account will not be tendered. Please note that your instructions as to whether or not you tender will be kept confidential from the Company.

        If you wish to withdraw your instruction to tender your Plan Shares, please contact Computershare Shareholder Services at fax number (781) 380-3388 prior to 5:00 p.m., New York City time, on May 22, 2007. If the Tender Offer is extended, then you must ensure that the Plan Administrator receives any withdrawal requests or instructions by 5:00 p.m. New York City time on the date that is two (2) New York Stock Exchange trading days before the new expiration date.

ELECTION FORM
TRIBUNE COMPANY EMPLOYEE STOCK PURCHASE PLAN
(the "Stock Purchase Plan")

        In accordance with the Tribune Company Offer to Purchase dated April 25, 2007, a copy of which I have received, I hereby instruct Computershare Trust Company of Colorado, the Plan Administrator of the Stock Purchase Plan, to tender or not to tender shares of Tribune Company (the "Company") common stock allocated to my Stock Purchase Plan account prior to the expiration of such Offer to Purchase, as follows:

☐	1.	I DO NOT WANT TO TENDER SHARES
☐	2.	I WANT TO TENDER ALL MY SHARES
☐	3.	I WANT TO TENDER % OF MY SHARES (Insert Percentage—Not to Exceed 100%; number of shares tendered will be rounded down to nearest whole share, but number tendered will not be less than one.)
☐	4.	Please check this box if you want to tender your shares subject to this election form only if a specified minimum number of your shares will be purchased by the Company. You must also indicate the minimum to be purchased by filling in the blank in the following sentence. The minimum number of shares that must be purchased, if any are to be purchased, is shares.
Signature
Name please print carefully
Date
Note:
According to Stock Purchase Plan records, shares were actually allocated to your Stock Purchase Plan account on . If additional shares are allocated to your account prior to the expiration of the Offer to Purchase, the instructions you give above will also be followed with respect to such additional shares. Incorrectly completed or unsigned forms will be disregarded in the Tender Offer. If you request to tender your shares and subsequently process a sale transaction with Computershare, your sales transaction will take precedent over your request to tender.

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  Exhibit (a)(1)(G)